UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 under
the Securities Exchange Act of 1934

For the month of December 2013	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Other Events

On December 24, 2013, AerCap Holdings N.V. (“AerCap”) made available on its website documents relating to certain matters to be considered at the Extraordinary General Meeting of AerCap’s shareholders to be held on February 13, 2014. These documents are attached as exhibits 99.1 through 99.7 hereto.

Exhibits

99.1	Invitation Letter to Shareholders, dated December 24, 2013.

99.2	Notice and Agenda for Extraordinary General Meeting, dated December 24, 2013.

99.3	Shareholders Circular – International Lease Finance Corporation, dated December 24, 2013.

99.4	Explanation to the Agenda for the Extraordinary General Meeting, dated December 24, 2013.

99.5	Draft New Equity Incentive Plan.

99.6	Draft Deed of Amendment to Articles of Association (English Translation).

99.7	Triptic to Clarify Amendments to the Articles of Association (English).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Chief Executive Officer

Date December 24, 2013

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EXHIBIT INDEX

99.1	Invitation Letter to Shareholders, dated December 24, 2013.

99.2	Notice and Agenda for Extraordinary General Meeting, dated December 24, 2013.

99.3	Shareholders Circular – International Lease Finance Corporation, dated December 24, 2013.

99.4	Explanation to the Agenda for the Extraordinary General Meeting, dated December 24, 2013.

99.5	Draft New Equity Incentive Plan.

99.6	Draft Deed of Amendment to Articles of Association (English Translation).

99.7	Triptic to Clarify Amendments to the Articles of Association (English).

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